

Mail Stop 4561

December 1, 2008

Joe A. Shearin
President and Chief Executive Officer
Eastern Virginia Bankshares, Inc.
330 Hospital Road
Tappahannock, VA 22560

> **Re:** **Eastern Virginia Bankshares, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 14, 2008**
> **File No. 000-23565**

Dear Mr. Shearin:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jessica Livingston
Staff Attorney